CONFORMED

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of March, 2008                 Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

FOR IMMEDIATE RELEASE

GRUPO RADIO CENTRO ANNOUNCES RESULTS FROM ANNUAL
SHAREHOLDER’S MEETING

Mexico City, March 6, 2008. Grupo Radio Centro, S.A.B. de C.V. (the "Company") (NYSE: RC, BMV: RCENTRO-A) announced today that at its Annual Shareholder’s Meeting, held Thursday, March 6, 2008, shareholders approved a dividend payment from retained earnings for fiscal year 2007.

Following the recommendation of the Company’s Board of Directors, the shareholders approved Grupo Radio Centro’s dividend payment to all shareholders from retained earnings for fiscal year 2007 in the amount of Ps. 100,000,000, or approximately Ps. 0.61453539176306 per each of the 162,724,561 Series A Shares outstanding. The dividend will be paid in one disbursement on March 14, 2008 to shareholders of record as of March, 13, 2008 through S.D. Indeval, S.A. de C.V., a Mexican securities deposit institution.

In addition, the shareholders ratified the composition of the Company’s current Board of Directors.

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Company Description

Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

RI Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.
(Registrant)

Date: March 6, 2008	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer